SILVER PEARL ENTERPRISES, INC.

                              1541 E. Interstate 30
                              Rockwall, Texas 75087
                                 (972) 722-3352



October 28, 2005

Ms. Pamela Long
Ms. Brigitte Lippmann
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:      Silver Pearl Enterprises, Inc.
         Form SB-1
         File No. 333-124837


Dear Ms. Long and Ms. Lippmann:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form SB-1 to Tuesday, November 1, 2005 at 9:30 a.m., eastern standard time, or as soon thereafter as practicable.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,


/s/ Denise Smith
-----------------
Denise Smith
President



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